
TURCHETTI'S
SALUMERIA

INVEST IN **TURCHETTI'S SALUMERIA**

Scaling Premium Charcuterie & Deli Meats for National Growth

turchettis.com Indianapolis, IN

Highlights

1. Tracking to $750K+ revenue in 2025, growing from bootstrapped local shop to a high-growth CPG brand
2. $500K+ in new sales (2025) + expanding with new grocery, distributor & restaurant partners
3. Automation allows us to increase production by 50% and reduce costs, fueling national expansion
4. Launching new grocery-ready retail labels in Q2 2025
5. Projected to exceed $20M in sales by 2030 as we grow into a national brand (not guaranteed)
6. Founder awarded 2019 Forbes 30 Under 30 in food & drink

Featured Investors



Josh Kline

Follow

Invested $25,000

Tip of spear sales leader for emerging tech in Ohio Valley. Employer Exits: DDUP/ PSTG/ SNOW for $100B in market capitalization. Advisor/Investor Exits: Canvas (Jobvite), Clear (MSFT). Husband to Monica. Father to Andrew (16)

"Grinding for the things that I firmly believe will change the way organizations and people do work."

Salita Natasine

Syndicate Lead

Follow

Invested $15,000

"The moment I saw George looking for investors I knew I wanted to be a part the next phase of his company. We met in 2016 in Baton Rouge, Louisiana where we both participated in a boucherie event. A social gathering with Chefs from all over the country to preserve this tradition of using every part of the animal and share recipes we grew up with. After a few more boucheries together, I could see his passion for preserving meats. Watching over the growth of the company over the last few years & expanding the brand. I could see how hard George has worked non stop to get to this point. I do believe that butchery & meat fabrication is an art. Something that should be shared with friends and family. Personally cured meats has been apart of my daily life from sandwich, salads, pizzas, movie nights, picnics, road trips, hiking trip, beach trips, weddings. I don't see any occasion that you couldn't have it. The demand is not going away. I feel comfortable knowing that Turchetti's values the craft, will be using premium ingredients, and working other small businesses to produce a delicious product to bring into any home for years to come."

Our Team



George Turkette Founder / CEO

Award-winning butcher and charcuterie expert. Named Forbes 30 Under 30 (2019) and one of the youngest USDA plant owners in the U.S. Leads all production, food safety, and product development, scaling Turchetti's into a national CPG brand.



Amanda DeVary Chief Branding Officer

Creative force behind Turchetti's identity. Designs all branding, packaging, and marketing, ensuring a premium look that matches the quality of the product. Oversees Turchetti's transition into grocery-ready retail packaging for national expansion.

Scaling Craft Charcuterie & Deli Meats for National Growth

A Note from George



In 2017, I took a leap. I wanted to change the way people think about charcuterie and deli meats—not as mass-produced, flavorless afterthoughts, but as high-quality, responsibly crafted foods that belong in every kitchen.

I didn't have deep pockets or corporate backing. I had a vision, a whole lot of persistence, and a belief that we could do better. That's how Turchetti's started—as a small butcher shop, serving the local community in Indianapolis, proving that great meats don't need shortcuts.

In 2019, Forbes recognized my work by naming me to their **30 Under 30 in Food & Drink**—one of the youngest USDA plant owners in the country at the time. We were on track to break **$1M in sales in 2020**, but when the pandemic hit, we had to shift gears. We poured everything into our restaurant and market for the next few years before returning to our true passion: **building a nationally recognized meat brand.**

But Turchetti's is more than just a business to me—it's something I've built with my own hands. **I personally framed the walls, designed our USDA production facility, and turned an empty building into a fully operational meat plant.** We secured this space with a **10+ year lease**, thanks to a neighbor who believed in what we were building. And we **negotiated first rights to buy the property**, securing our future as we scale into a national brand.

Today, we're at a turning point. Turchetti's is growing fast—**with $500K+ in new contracts already secured this year, a new retail launch coming in Q2, and demand far exceeding what we can currently produce.** This investment will allow us to scale production, automate key processes, and put Turchetti's on shelves nationwide.

We've bootstrapped this company from the very beginning. Now, we're inviting you to be part of the next stage—**helping us take Turchetti's from a fast-growing CPG brand to a national household name.**

—George Turkette



Turchetti's
SALUMERIA
TURCHETTI'S SALUMERIA

Invest in the Future of Premium, Shelf-Stable Meats. Turchetti's is disrupting the specialty meats industry by making **high-quality, shelf-stable salami and deli meats** more accessible. With a **USDA-certified facility**, strong brand recognition, and increasing demand from **wholesale, grocery, and foodservice partners**, we're primed for national expansion.

We're raising capital to **increase production, automate key processes, and meet growing demand**. Now is the time to join us as we scale nationally and bring better charcuterie to the masses.

Problem & Opportunity

Most mass-produced deli meats and charcuterie use **cheap ingredients, excessive fillers, and subpar production methods.**

- **Big brands** prioritize cost-cutting over quality, producing bland, unhealthy products.
- **Small-batch artisans** create superior products but lack the ability to scale and meet national demand.
- Consumers, chefs, and grocers are demanding **better meat products**, but **there's a gap in supply at scale.**

Market Stats:

- The **U.S. meat market is projected to grow from $172B to $215B by 2028.**
- Over **60% of consumers** actively seek **clean-label, high-quality charcuterie and deli meats.**
- A **recent USDA report** linked a Boar's Head facility to a **deadly listeria outbreak**, raising concerns about mass-produced meats.

- Increasing **regulatory scrutiny** on food safety creates **challenges for mass producers**, favoring **premium brands like Turchetti's.**


TAM: $200B+
SAM: $90B
SOM: $1.6B

The Opportunity? No company is **owning the premium, shelf-stable meat space at scale**—until now.

The Turchetti's Solution

- We produce **high-quality, premium-crafted meats** that are scalable and cost-efficient.
- We have a **USDA-certified production facility**, giving us the ability to expand quickly.
- Our focus on **automation and efficiency** allows us to grow profitably **without sacrificing quality**. By integrating advanced production technology, we streamline operations, reduce costs, and increase output —ensuring we can meet growing demand while maintaining premium standards.
- We're building a **trusted brand** with a reputation for premium, affordable meats that retailers and consumers love.


MILD ITALIAN

What Makes Us Different?

- **Craft Quality, Scalable Production** – The perfect balance of artisan techniques and operational efficiency.
- **USDA-Certified & Ready for Growth** – Unlike small producers, we can **expand without regulatory roadblocks.**
- **Proven Model** – We've been in business since **2017**, refining our approach and validating demand.
- **Strong Social Following** – Over **11.6K followers** engaging with our brand and products.
- **Highly Recognized in Indy** – For 7 years, we operated a **beloved retail presence** in downtown Indianapolis, earning local acclaim.
- **Forbes 30 Under 30 Recognition** – Our founder, George Turkette, was named to **Forbes 30 Under 30 in 2019** for his impact on the meat industry, specifically charcuterie.
- **Multi-Channel Revenue Streams** – Wholesale, retail, and direct-to-consumer sales fuel strong financials.
- **Cultural Impact & Community Engagement** – Our brand is more than just food; it's a movement toward better meat consumption and supporting ethical sourcing.
- **Scalable Distribution** – Currently **shipping DTC to 31 states**, with a **growing distributor network in 8+ states.**


= DISTRIBUTOR REACH

$500K+ IN POTENTIAL CO-PACK DEALS SCALING FAST	DISTRIBUTOR NETWORK EXPANDING 8+ STATES
NOW SHIPPING DTC TO 31 STATES QUICKLY GROWING	7+ NEW WHOLESALE ACCOUNTS SINCE Q4 17+ LEADS

Traction & Business Performance

We're not just starting out—we've already built a solid foundation:

- **Secured partnerships** with **Bloomingfoods Co-op (both stores), and distributors Creation Garden & What Chefs Want**, with additional distribution partnerships in discussion.
- **Established direct-to-consumer sales** through our e-commerce platform.
- **Expanded into a larger USDA-certified facility**, significantly increasing our production capacity. This investment in infrastructure allows us to meet larger orders, streamline operations, and accelerate growth into new markets.
- **Built a recognizable brand** with a loyal customer base and strong industry credibility.
- **Operated a thriving retail and restaurant presence in downtown Indianapolis for 7 years**, making us a neighborhood staple.

- **Featured in major food publications and recognized as a brand disrupting the meat industry.**
- **Signed $500K+ in potential co-pack deals** and actively expanding partnerships.
- **Rapid growth since the start of 2025**—secured **7+ new wholesale accounts**, with **17+ strong leads in the pipeline**, driven by expanded production capacity and increasing demand.


WHOLESALE
CO-PACK CLIENTS
DISTRIBUTORS
Butcher
Market Wagon
MOCHA LOUNGE
RADIUS
MOODY'S BUTCHER SHOP
NOURISH -FOOD CLUB-
il porcellino salumi
Steak Chips
MKONO FARM
Creation Gardens
DELCO
IDEAL
CARMELA
US FOODS

Trailing 12-Month Revenue: $200,000

Projected Revenue & Profitability: *Projections are estimates based on current growth trends and market potential; actual results may vary.*

- **2025:** $750,000 revenue | $100,000 profit
- **2026:** $1.5 million revenue | $250,000 profit
- **2027:** $3 million revenue | $600,000 profit
- **2030:** $20 million revenue | $5 million profit



4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
1M RUN RATE
3M RUN RATE
$3,504,517
$1,753,002
$1,471,938
$756,380
$649,502
140,000
$68,520
2024
2025
2026
2027
SALES
PROFIT

Future projections are not guaranteed

Since 2017, we've grown Turchetti's through **bootstrapped efforts**, made possible by the support of our restaurant and market customers. Their trust and demand for **high-quality, responsibly made meats** have fueled our expansion into wholesale and national distribution.

How Our Convertible Note Works for Investors

This investment is structured as a **convertible note**, meaning investors receive **5% annual interest** and their investment **converts into equity** at a future funding event, rather than being a fixed return or revenue-share deal.

Here's how it works:

- **Interest Rate:** 5% simple interest per year, accruing until conversion or maturity.
- **Discount for Early Investors:** 10% discount on the share price at the next qualified equity round ($500,000+ in new investment).
- **Valuation Cap:** $2.5 million—meaning your investment converts at this valuation if the next round is priced higher.
- **Maturity Date:** April 1, 2027—if no priced round occurs before this date, the note converts into equity at the valuation cap.

Example of a Potential Investor Scenario

- If you invest **$10,000**, and we raise a future equity round at a **$5M valuation**, your note converts at **$2.5M valuation (due to the cap)**.
- You would get **twice as much equity** compared to new investors at the $5M valuation.
- Your accrued interest (5% per year) is either paid in cash or added to your investment at conversion.

This structure is designed to reward early investors with **lower entry prices and more equity upside**, aligning our success with yours.

Use of Funds

Your investment will be used to **scale production, optimize efficiency, and expand our sales reach.** Investing in automation and strategic growth initiatives will increase productivity, lower costs, and allow us to capture more of the growing charcuterie and deli meats market. This funding round will directly allow us to acquire critical equipment **immediately** to meet demand for national account growth. With these improvements, we will be able to increase production speed by **50%**, improving efficiency and capacity while reducing overall costs.

- **35%** – New automation equipment to increase production capacity and improve efficiency.
- **25%** – Hiring additional production staff and sales representatives to scale operations.
- **20%** – Expanding distribution channels and marketing efforts to drive brand awareness and sales.
- **10%** – Inventory & working capital to support growing demand and fulfill larger orders.
- **3.1%** – Product development & regulatory compliance for scaling CPG operations.
- **6.9%** - Wefunder fees.

Together, our team has the experience, vision, and operational capability to scale Turchetti's into a **national leader in premium meats.**


Investor Perks
$100
5% OFF WEBSITE FOR 6 MO
+ INVESTOR BADGE
$250
10% OFF WEBSITE FOR 6 MO
+ EARLY PRODUCT ACCESS
$500
10% OFF WEBSITE FOR 1 YR
+ INVESTOR-ONLY SALAMI
$1K
15% OFF WEBSITE FOR 1 YR
+ INVESTOR-ONLY SALAMI
$2.5K
20% OFF WEBSITE FOR 1 YR
+ 6-MO SALAMI CLUB
+ INVESTOR SALAMI
+ INVESTOR HOODIE
$5K
20% OFF WEBSITE FOR 1 YR
+ 1-YR SALAMI CLUB
+ VIP TOUR
+ INVESTOR SALAMI
+ INVESTOR HOODIE
$10K
30% OFF WEBSITE FOR 1 YR
+ 1-YR SALAMI CLUB
+ VIP TOUR
+ INVESTOR SALAMI
+ INVESTOR HOODIE
30% OFF WEBSITE FOR 1 YR
+ 1.5-YR SALAMI CLUB


$15K
30% OFF WEBSITE FOR 1 YR
+ 1.5-YR SALAMI CLUB
+ CHARCUTERIE PARTY FOR 50
+ INVESTOR SALAMI
+ INVESTOR HOODIE

Join Us – Invest in Turchetti's

A Clear Path to a CPG Exit

Our long-term goal is to build Turchetti's into a **nationwide grocery brand** and position ourselves for an **acquisition by a larger food conglomerate or a strategic CPG exit.** As we scale production, expand into more retailers, and solidify our brand presence, we will be well-positioned for a lucrative exit opportunity that benefits our early investors.

Limited Availability – Secure Your Spot

This means limited availability for investors who want to be part of this next stage of growth.


WE ARE
READY TO
GROW
Turchetti's is expanding
Join our feast

Downloads

Turchetti's WeFunder Investment Memo.pdf